Eric J. Gervais
DIRECT 816.983.8362 · FAX 816.983.8080 · eric.gervais@huschblackwell.com
4801 MAIN STREET, SUITE 1000 · KANSAS CITY, MO 64112
www.huschblackwell.com
May 20, 2008
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise Gas and Oil Corporation (the “Fund”) File Numbers 811-22097 and 333-146774
To the Commission:
          On October 17, 2007, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 in connection with its initial public offering. The Fund received comments (the “Comments”) on the Registration Statement from Larry L. Greene of the Commission staff by letter dated November 20, 2007.
          The Fund is filing concurrently herewith Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The purpose of Amendment No. 1 is to respond to the aforementioned comments and to update or complete certain information required by Form N-2. The text of each Comment has been included in this letter for your reference, and the Fund’s response is presented below each comment. Page references are to pages in the marked version of Amendment No. 1.
General
1.	Comment: Please state in your response letter whether the NASD will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

Response: FINRA is reviewing the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

2.	Comment: The pricing table on the facing page discloses the amount of securities being registered. Confirm that securities to be used to fulfill any over-allotments will be included in the shares being registered.

Response: The Fund confirms that shares to be issued to fulfill the over-allotment option will be included in the amount of securities registered.

May 20, 2008

3.	Comment: Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example, reformat the disclosures appearing in all capital letters on the cover of the Statement of the Additional Information. Explain the meaning of the following underlined clause: “We invest in equity securities of companies that we expect to pay us current and growing distributions and provide capital growth through private-to-public company valuation creation and acquisition funding.” Correct or delete the following sentence appearing under the caption “Prospectus Summary — Available Information”: “After completion of this offering, our common shares will be registered under the Securities Exchange Act of 1934 (‘Exchange Act’).”

Response: The disclosure on the cover of the Statement of Additional Information has been revised as requested. The underlined disclosure was intended to highlight the Fund’s belief that portfolio companies may have growth opportunities that include an initial public offering or acquisitions to increase their overall value. The underlined disclosure has been revised to more clearly articulate this belief. The referenced sentence appearing under the Caption “Prospectus Summary — Available Information” has been deleted.

4.	Comment: If the Fund’s investments may include foreign securities, including emerging market securities, add appropriate disclosure.

Response: The Fund hereby confirms to the staff that it does not currently intend to invest in foreign securities or emerging market securities.

5.	Comment: We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response: The Fund acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1 under the 1940 Act and confirms that it made such a filing on July 20, 2007.
Prospectus Cover
6.	Comment: The page contains several prominent statements, one of which is more prominent than the others. These statements should be prominent to the same extent.

Response: The disclosure has been revised as requested.

7.	Comment: The cover page should disclose, if applicable, that shares are being sold below net asset value and, consequently, purchasers experience dilution. Further disclose that, because the Fund is bearing the cost of registering the shares for selling stockholders and will not receive the proceeds therefrom, this cost will have a dilutive effect to investors. Also revise the pricing table to disclose the amount of the offering expenses of the offering,

May 20, 2008

including the expenses related to registering and selling the shares of the selling stockholders. See instruction 6 to Item 1.g. of Form N-2.

Response: The Fund does not intend to sell its common shares below net asset value. The Fund believes that it has adequately addressed the potential for dilution to new investors that would result if it sold its shares above the Fund’s net asset value. The Fund discloses on the cover page of the prospectus that investors will experience immediate dilution and also directs investors to the prospectus section titled “Dilution.” In that section, the Fund explains the dilutive effect to investors resulting from the Fund’s payment of the expenses of the offering (including the expenses of the selling stockholders). The pricing table has been revised as requested.
Prospectus
8.	Comment: Revise the discussion captioned “Prospectus Summary — The Company” so as to refer to Tortoise Capital Resources Corporation as a business development company.

Response: The Company has revised its disclosure regarding Tortoise Capital Resources Corporation to indicate that it is a business development company.

9.	Comment: The Prospectus Summary includes a table disclosing that the “expected yield to cost” return on the Fund’s current “funded” and “committed” investments is 7.2 percent. Please advise the staff whether the most recent distribution may include a return of capital and explain to us the basis for including performance information about investments for which the Fund has not invested any assets. Further, what is the basis for annualizing the most recent distribution? Why did the Fund not calculate the funded historical performance information, or accompany such information with, standardized methods of calculating yield and total return as prescribed by Item 4 of Form N-2?

Response: The Fund believes that for the foreseeable future a meaningful portion of its distributions will include a return of capital (approximately 80% or greater). For example, for the period ended November 30, 2007, the Fund’s dividends and distributions, for tax purposes, were comprised of approximately 4.3 percent qualified dividend income and 95.7 percent return of capital.

In the Fund’s initial filing, the Fund included the performance information about investments the Fund had committed to make to provide investors with a more accurate representation of the Fund. At this time, the Fund is fully invested and the table has been revised to include only funded investments. The Fund believes that including a portfolio company’s most recent distribution on an annualized basis in the yield to cost calculation provides more meaningful information to an investor about such investment than showing a trailing distribution.

May 20, 2008

The Fund did not calculate the referenced information as prescribed by Item 4 of Form N-2 because the Fund does not believe it is required to provide the information required by Item 4. General instruction 3 to Item 4 provides that information be presented “only for periods subsequent to the effective date of the Registrant’s first 1933 Act Registration Statement.” In addition, the instructions for calculating total investment return contained in Item 4 assume a “current market price” for the Registrant’s securities and there is no market for the Fund’s common shares.

10.	Comment: The prospectus discloses that, under normal conditions, the Fund will invest 80 percent of its assets in the “equity securities of companies that derive a majority of their revenues from gas and oil operations . . .” (Emphasis added.) Please confirm that a company qualifies for the 80 percent test only if it derives a majority of its revenues from both gas and oil.

Response: The Fund’s disclosure has been revised to reflect that a company qualifies for the 80% test if it derives a majority of its revenues from either gas or oil operations.

11.	Comment: The prospectus under the section entitled “Market Opportunity” and elsewhere discloses estimates and makes statements about investment opportunities. The prospectus uses the defined term “we” as the person making such statement. The term “we” is defined to mean the Fund. Please specify who at the Fund is making the estimates and assessments of business opportunities. We suggest revising the disclosure, if appropriate, to state that these estimates and assessments are being made by the advisor. Also, under the caption “Flexible Transaction Structuring,” please disclose the significant limitations upon the Fund’s activities imposed by the 1940 Act.

Response: Disclosure has been added to the prospectus to indicate that statements made on behalf of the Fund are based on the reasonable belief of the officers of the Fund. The disclosure under the caption “Flexible Transaction Structuring” has been revised as suggested.

12.	Comment: Disclosure captioned “Prospectus Summary — Temporary Investments and Defensive Investments” indicates that the Fund may deviate from its investment policies and invest substantially in the midstream segment of the energy sector or that it may alternatively invest in cash equivalents. Add disclosure reflecting the maximum allowable duration of the Fund’s deviation from its investment policies. Explain why the Fund invests in instruments other than cash equivalents in this situation.

Under the heading “Tax Status,” the prospectus discloses that the Fund expects to distribute substantially all of its distributable cash flow (“DCF”) to common shareholders. Please disclose under what circumstances the Fund would not distribute substantially all but would instead retain DCF.

May 20, 2008

The prospectus also indicates that the Fund expects to enter into a $25 million secured credit facility with a commercial lender prior to completion of the offering. In this connection, explain to the staff whether it is contemplated that any such arrangement may authorize or permit any lender or other third party thereunder the right to approve or disapprove changes of the investment policies or strategies of the Fund.

Response: Investments in securities of MLPs in the midstream segment of the energy sector are consistent with the Fund’s investment objective and other nonfundamental investment policies, including the nonfundamental investment policy providing that the Fund may invest up to 100% of its total assets in equity securities of MLPs, including MLPs in the upstream and midstream segments of the energy sector. The Fund has revised the referenced disclosure to more clearly articulate that these MLP investments would not constitute a deviation from its investment policies. For the information of the staff, the Fund may invest in securities of MLPs operating in the midstream segment of the energy sector instead of cash during the six month investment ramp-up period because there is a large pool of such securities that fit the Fund’s investment criteria and would likely earn a higher return than cash equivalents.

The Fund’s disclosure provides that it may take up to six months to invest substantially all of the net proceeds received by it in the offering. The Fund does not have a policy setting forth a maximum allowable time during which it may deviate from its investment policies and as such has not revised the referenced disclosure. For the information of the staff, the Fund does not expect any deviation from its investment policies following the period in which it is investing the net proceeds of the offering to continue beyond the resolution of the reason that caused such deviation.

As indicated in the disclosure, the Fund plans to distribute substantially all of its DCF. Unusual circumstances that can not presently be anticipated (such as contingent liabilities) could cause the Fund to not distribute substantially all of its DCF.

On October 31, 2007, the Fund entered into a $25 million secured committed credit facility maturing October 31, 2008. The Fund hereby confirms to the staff that its current credit facility does not grant to the lender (or any other third party) the right to approve or disapprove changes of investment policies or strategies of the Fund. The Fund does not contemplate that any future credit facility with a commercial lender would grant such a right.

13.	Comment: The last paragraph of this sub-captioned disclosure states that: “In the future, we may use interest rate transactions for hedging purposes only, in an attempt to reduce the interest rate risk arising from our leveraged capital structure.” Please clarify this disclosure to indicate that if the Fund is not leveraged, it will not employ interest rate transactions.

Response: The disclosure has been revised as requested.

May 20, 2008

14.	Comment: Disclosure captioned “The Offering — Trading at a discount” states that: “Our stockholders granted us the authority to sell our common shares below NAV, subject to certain conditions.” (Emphasis added.) In light of the fact that the offering constitutes the Fund’s IPO, explain to the staff the circumstances and the nature of the relationship between Fund Stockholders and the Fund, including any affiliations between such stockholders and the Fund.

Response: The Fund’s initial authorization to sell shares below net asset value was approved on June 13, 2007 by the Fund’s seed capital investors, the majority of whom are officers or directors of the Fund. On July 19, 2007, the Fund completed a private placement of approximately 5.5 million of its common shares and disclosed to each investor the prior authorization to sell shares below net asset value. As of the date of this letter, the Fund’s two largest shareholders each hold approximately 6.0% of the Fund’s issued and outstanding common stock. One of those shareholders, Kenmont Investments Management, L.P.(“Kenmont”), serves as a sub-advisor to Tortoise Capital Resources Corporation, a business development company for which Tortoise Capital Advisors is the advisor. Neither the Fund nor Tortoise Capital Advisors has any agreement with, or control over, Kenmont concerning the manner in which it votes its shares in the Fund. For the information of the staff, the Fund’s initial authorization to sell shares below net asset value expired on April 28, 2008 and the Fund does not currently have authorization to sell shares below net asset value.

15.	Comment: Fee Table.

Footnote 2 to the fee table states that participants in the dividend reinvestment plan will pay a pro rate share of the brokerage expenses incurred in connection with open market purchases. Please confirm that these expenses are included in the line item for “Dividend reinvestment plan expenses.” Advise the staff whether the Fund has the ability to earmark purchases made for dividend reinvestment plan participants from other purchases made by the Fund in order to assess plan participants for the brokerage expenses.

Footnote 4 to the fee table discloses that: “Depending on the types of investments we make, our Advisor will earn an annual management fee ranging from 1% to 2% of our Managed Assets” and that: “We have assumed an annual management fee of 1.5%.” Reconcile this assumption with the requirement of instruction 7a to Item 3 of the Form N-2 which requires that the maximum contractual fee be used. Footnote 4 should also explain how the management fee, based upon managed assets, is converted into net assets for purposes of the fee table presentation.

Footnote 9 should be deleted unless there is a likelihood that the Fund will not leverage.

Response: Footnote 2 has been revised to read as follows: The expenses associated with the administration of our dividend reinvestment plan are included in “Other Expenses.” Stockholders will pay a transaction fee plus brokerage charges if they direct the Plan Agent

May 20, 2008

to sell common stock held in a dividend reinvestment account. See ‘Dividend Reinvestment Plan.”

As noted in the section entitled “Dividend Reinvestment Plan”, the Fund anticipates primarily using newly-issued common shares to implement the Plan. However, if distributions are reinvested in Fund shares purchased on the open market, the Plan Agent will assess plan participants on a pro rata basis for brokerage costs associated with such purchases.

The Fund has revised its disclosure regarding the management fee to assume a fee equal to 2% of its Managed Assets.

The Fund has deleted all references to leverage in the table in Footnote 9 and revised the table to show its estimated annual expenses as a percentage of its managed assets. The Fund believes that this disclosure is meaningful to investors as the management fee paid to its advisor is based on its managed assets. In addition, this approach is consistent with the disclosure made by all of the other funds in the Tortoise family.

16.	Comment: Revise the last sentence of the disclosure captioned “Forward-Looking Statements” by adding the following underlined clause, as follows: “The forward-looking statements contained in this prospectus, as well as in future oral and written statements by our management, that are forward-looking statements, are excluded from the safe-harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the ‘Securities Act’).”

Response: The disclosure has been revised as requested.

17.	Comment: Disclosure captioned “Distributions” discusses the possibility that the Fund’s quarterly distributions may constitute returns of capital and that: “If distributions paid to holders of our common shares exceed the current and accumulated earnings and profits allocated to the common shares held by a stockholder, the excess of such distribution will constitute a return of capital to the extent of the stockholder’s basis, and capital gain thereafter.” (Emphasis added.) With respect to such distributions, provide additional disclosure in the prospectus regarding i) the nature of the distribution relative to a shareholder’s basis in Fund shares, ii) the effect of the distribution on a shareholder’s basis, iii) if applicable, that distributions in any year may include a substantial return of capital component, and lastly, iv) the manner in which the Fund expects to notify shareholders regarding return of capital distributions.

Response: The disclosure has been revised as requested.

18.	Comment: Investment Advisory Agreement.

May 20, 2008

Part One: As disclosed in the prospectus, the management fee is a function of the average monthly value of the Fund’s “managed assets,” “non-exchange tradable investments,” “other investments” and “total investments.” The fee paid to the advisor each quarter is the sum of the non-exchange tradable fee and the other investments, each determined by multiplying managed assets by 2 percent on an annual basis for non-exchange tradable investments, and 1 percent on an annual basis for all other investments. The disclosure and advisory agreement filed as an exhibit to the Fund’s initial registration under the 1940 Act indicates that the advisory fee paid during the first eight calendar quarters will be 1 percent. After that, the maximum fee payable in any calendar quarter is limited to 1.5 percent. In any calendar quarter where the amount of advisory fees is less than 1.5 percent, amounts previously not paid, defined as “Deferred Management Fee,” will be payable to the advisor, subject to the limitation of 1.5 percent. The advisory agreement states that any Deferred Management Fee will be an accrued liability of the Fund, but not actually paid. Further disclosure indicates that at the termination of the agreement the Fund will pay the adviser all previously accrued but unpaid management fees.

Please advise the staff regarding the accounting procedure used when the Fund accrues the Deferred Management Fee but does not pay it. The disclosure indicates that the Deferred Management Fee is booked or accrued as an expense and becomes a payable or liability. Will it go into a separate account or remain commingled with Fund assets? Does the Deferred Management Fee represent a loan from the adviser to the Fund? Is the adviser entitled to any interest on the Deferred Management Fee? Does the advisor have any legal property interest in the Deferred Management Fee account?

Part One Response: The amount of any Deferred Management Fee is not a loan from the adviser, but rather an accrued liability the Fund has been allowed to contractually defer payment of. As such, the amount of any Deferred Management Fee does not go into a separate account. The Deferred Management Fee does not accrue interest and is simply an accrued liability that has the same status as any unsecured obligation owed to a creditor.

Part Two: If the Fund does not accrue the Deferred Management Fee as an expense, then please explain to the staff why it is not accrued. In this regard, we note that there is no time limit in which the advisor may recover the Deferred Management Fee. Please reconcile the unlimited time period with FASB Statement No. 5, Accounting for Contingencies, and the probability that the advisor will be repaid.

Part Two Response: The Fund accrues the Deferred Management Fee as an expense and as such, FASB Statement No. 5 does not apply.

Part Three: Disclose the amount of the advisory fee that has been deferred (accrued but unpaid) during the first months of operations. If any such amounts have accrued, disclose that shareholders purchasing in the public offering will acquire shares of a fund that has an obligation to pay those deferred fees in the future.

May 20, 2008

Part Three Response: The disclosure has been revised as requested.

Part Four: Please advise the staff why the Board determined that the advisor should not be paid more than 1.5 percent in any calendar quarter, yet the Fund actually accrues a liability for the full 2 percent. As an accrual, it represents an expense of the Fund and is therefore paid by shareholders. What benefit inures to shareholders from this arrangement?

Part Four Response: Both the Fund’s board of directors and the underwriters believe that the fee arrangement is attractive from a shareholder’s perspective. The Fund makes investments in both Non Exchange Tradeable and Other Investments. The nature of these investments differs, justifying the differentiated fee (see Part Five Response below). Shareholders benefit from a cap of 1.5% on the cash compensation paid in any period. This deferred fee permits the Fund to make additional revenue-generating investments and it provides some stability to the cash compensation paid in any one period although the nature of the investments may fluctuate.

Part Five: Please explain why the Board would approve a contract that compensates the advisor 200 basis points for non-exchange tradable investments, yet also determine that the advisor should not be paid more than 150 basis points in any one quarter. Did the Board determine that anything over 150 basis points was excessive compensation?

Part Five Response: In approving the Investment Advisory Agreement between the Fund and its adviser, the Board did not determine that compensation in excess of 150 basis points was excessive compensation. Rather, the Board recognized that the amount of work required to be undertaken by the adviser on non-exchange tradeable investments would be significantly higher than for other investments and as such warranted increased compensation. As discussed above, however, the Board determined that the Fund’s stockholders would benefit from limiting the total amount of cash compensation paid to the Fund’s adviser to 1.5% of the Funds Managed Assets on an annual basis. For the information of the staff, the Fund notes that it is aware of at least one other closed-end fund not affiliated with the Fund that pays a different fee to its investment adviser when it invests in unlisted securities.

Part Six: Please explain to the staff whether the provision requiring the payment of all Deferred Management Fees upon termination of the advisory contract constitutes a penalty under §15(a)(3) of the 1940 Act.

Part Six Response: The Fund does not believe that the payment of all Deferred Management Fees upon termination of the investment advisory agreement constitutes a violation of Section 15(a)(3) of the 1940 Act. Such a payment is not a penalty for termination of the investment advisory agreement. Instead, it fixes the previously accrued obligation of the Fund to pay its investment adviser a fee that the adviser has previously earned. The Fund will have previously recognized the accrued management fee as an

May 20, 2008

expense and as a liability, but will have been contractually allowed to defer its cash payment. For the information of the staff, the Fund notes that it is aware of at least one other closed-end fund not affiliated with the Fund that has entered into an agreement with its investment adviser whereby such adviser may defer a portion of the fee payable to it.

Part Seven: The advisory agreement creates a conflict of interest for the advisor, namely it has an incentive to invest in non-exchange tradable investments. Please disclose this conflict of interest prominently and discuss how the Board will monitor this conflict. Disclose who makes the determination whether a particular asset is classified as a non-exchange tradable investment or not. What happens if an asset changes classification after purchase by the Fund?

Part Seven Response: The Fund believes the referenced conflict is properly disclosed under the heading “Risk Factors — Risks Related to Our Operations — Our Advisor may have conflicts of interest, which may permit it to favor its or our affiliates’ interests to the detriment of us and our stockholders.” The Fund’s board of directors continually monitors all potential conflicts between the Fund and the interests of its stockholders and the Fund’s advisor. The Fund’s board of directors also regularly reviews the Fund’s investments. A determination whether a particular asset is classified in the “Non-Exchange Tradeable Investments” category is made by reference to the definition of “Non-Exchange Tradeable Investments” on page [63] of the prospectus. The Fund points out to the staff that this definition has been drafted to remove any subjectivity in making such a determination. The Fund expects that, by definition, an asset may be in the “Non-Exchange Tradeable Investments” category in one fiscal quarter but not the next. Approximately 47% of the Fund’s current investments fall into the “Non-Exchange Tradeable Investments” category. The Fund expects that investments that originally fall into the “Non-Exchange Tradeable Investments” category will shift over time to the “Other Investments” category and the associated lower fee. The Fund’s fee structure was designed to allow a lower fee to accompany such a shift in the nature of an investment over time.

19.	Comment: Disclosure captioned “Selling Stockholders” provides information regarding certain beneficial owners of Fund stock. If the legal and beneficial owners are not the same persons, explain that circumstance in your response to the staff. Confirm that the last column will provide both dollar and percentage amounts.

Response: The Fund is not aware of any situation in which a named selling stockholder is not both the legal and beneficial owner of the Fund’s common shares. The Fund has revised its disclosure to add a column that will list the percentage amounts.
Statement of Additional Information
20.	Comment: Revise fundamental investment limitation No. 4 by listing the industries in which the Fund expects to concentrate.

May 20, 2008

Response: For the information of the staff, the Fund intends to concentrate its assets in the upstream and midstream segments, or industries, of the energy sector. The Fund discloses this fact in numerous places in the prospectus and statement of additional information and does not believe that revising the referenced investment limitation would provide meaningful disclosure to current or future investors. The Fund also notes that it currently has investors and the requested revision would require the Fund to alter the language in a fundamental investment limitation. As such, the Fund respectfully declines to revise the referenced fundamental investment limitation.

21.	Comment: The first bullet under the disclosure of the Fund’s non-fundamental policies discusses the Fund’s 80% policy. In light of the Fund’s name and if not already disclosed in the prospectus, add disclosure to the prospectus at an appropriate location which indicates that the Fund may change this policy without shareholder approval upon 60 days written notice to shareholders.

Response: This disclosure is found on pages [8] and [45] of the prospectus and page [S- 2] of the statement of additional information.

22.	Comment: Disclosure captioned “Independent Registered Public Accounting Firm” states: “Our financial statements as of June 19, 2007 and for the period from May 22, 2007 (the date of our incorporation) through June 19, 2007 included herein have been audited by Ernst & Young LLP.” (Emphasis Added) The referenced financial statements, as well as other financial statements, appear to be in the prospectus and not the SAI. Revise this disclosure accordingly.

Response: The disclosure has been revised as suggested.
          We look forward to hearing from you soon to discuss any comments you may have on this letter.

Sincerely,
/s/ Eric J. Gervais

Eric J. Gervais

EJG

cc:	Dave Schulte, Tortoise Gas and Oil Corporation Terry Matlack, Tortoise Gas and Oil Corporation Diane Bono, Tortoise Gas and Oil Corporation